Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES the SALE OF non-core ALberta ASSETS

(Calgary, October 18, 2017) – Pengrowth Energy Corporation today announces that it has entered into an agreement for the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities. The sales package encompasses a collection of widely dispersed, mature legacy assets from 36 properties and over 270 facilities and 1,600 wellbores. The combined assets generated average daily production of approximately 5,500 barrels of oil equivalent per day (boe per day) (weighted approximately 80 percent towards natural gas) during the second quarter of 2017 and had Proved plus Probable reserves of 21.3 million boe assigned to them as at December 31, 2016, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

The sale is expected to generate material savings in aggregate operating expenses as well as general and administrative costs. These cost savings, when combined with the sale proceeds result in the transaction being neutral to funds flow.

The success of its asset sales process has allowed Pengrowth to materially streamline its asset portfolio, resulting in the Company’s focus going forward being on its two key, 100 percent operated growth assets at Lindbergh and Groundbirch. These assets will form the foundation of Pengrowth’s growth strategy over the next five years and are expected to provide the company with long-term, low cost growth opportunities to drive production and funds flow growth. Upon completion of this sale, Pengrowth’s Alberta assets include its Lindbergh thermal oil, Quirk Creek and Fenn Big Valley assets.

The effective date of the sale is October 1, 2017 and closing is expected to occur in the fourth quarter of 2017, subject to the receipt of all necessary regulatory approvals and the satisfaction of other customary closing conditions.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian Sedimentary Basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information:

Wassem Khalil

Manager, Investor Relations

Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Reserves and Production Information

All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before deduction of royalty obligations and using GLJ’s January 1, 2017 forecast prices and costs as disclosed herein. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information:

In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, anticipated closing date; expected savings to operating costs and cash G&A and future growth enabling Pengrowth to deliver long-term growth in production and cash flow. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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